Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated March 1, 2019, in Amendment No. 1 to the Registration Statement  (Form S-4 No. 333-234242) and related Proxy Statement/Prospectus of First Midwest Bancorp, Inc. and Bankmanagers Corp. for the registration of shares of First Midwest Bancorp, Inc.’s common stock and to the incorporation by reference therein of our reports dated March 1, 2019, with respect to the consolidated financial statements of First Midwest Bancorp Inc., and the effectiveness of internal control over financial reporting of First Midwest Bancorp Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

November 7, 2019